Exhibit 1

MIND CTI Reports Fourth Quarter and Full Year 2016 Results

*Board Declares Cash Dividend

Yoqneam, Israel, February 23, 2017 MIND C.T.I. LTD. – (NasdaqGM: MNDO), a leading provider of convergent end-to-end prepaid/postpaid billing and customer care product based solutions for service providers as well as unified communications analytics and call accounting solutions for enterprises, today announced results for the fourth quarter and year ended December 31, 2016.

The following will summarize our business in the fourth quarter of 2016 and provide a more detailed review of the financial results for the quarter and for the full year. The financial results can be found in the Investor Information section of our website at www.mindcti.com/investor-information and in our Form 6-K.

Financial Highlights of Q4 2016

●	Revenues of $4.7 million, compared to $4.8 million in the fourth quarter of 2015.
●	Operating income was $1.8 million (including a one-time decrease in provisions), compared to $1.4 million in the fourth quarter of 2015.
●	Net income of $0.9 million or $0.05 per share, compared to $1.1 million or $0.06 per share in the fourth quarter of 2015.
●	Cash flow from operating activities was $0.9 million, compared to $1.7 million in the fourth quarter of 2015.
●	Multiple follow-on orders and one extension of a managed services contract.

Financial Highlights of Full Year 2016

●	Revenues of $18.1 million, down 13% from $20.9 million in 2015.
●	Operating income was $5.2 million, or 28.8% of revenue, compared to $6.4 million, or 30.6% of revenue, in 2015.
●	Net income of $4.2 million, or $0.22 per share, compared to $5.0 million or $0.26 per share in 2015.
●	Cash flow from operating activities was $5.2 million, compared to $6.3 million in 2015.
●	Cash position of approximately $19.8 million as of December 31, 2016.

As of December 31, 2016 we had 262 employees, compared to 337 as of December 31, 2015.

Monica Iancu, MIND CTI’s President and Chief Executive Officer commented: “In 2016 we successfully implemented new technologies and new methodologies, won two new deals, one of them being significant and we obtained a very high number of follow-on orders. We effectively completed different phases in ongoing deployments. Nowadays, the telecom carriers compete mainly on price. Our customers encounter profitability challenges and continuously aim to reduce both operating and capital expenditures. We believe that our up-to-date, versatile, comprehensive product-based billing platform and agile delivery fit perfectly with multi-play service providers and address their challenge of reducing operational cost. During the last two years we invested significantly in the new version of MINDBill, which will be released this year and we intend to promote the sales of upgrades. We also intend to continue to invest in our cloud solutions and to execute on our long-term targets.”

Revenue Distribution for Q4 2016

Revenues in the Americas represented 63.6%, revenues in Europe represented 22.3% and revenues in Israel represented 5.4% of our total revenues.

Revenues from our customer care and billing software totaled $3.6 million, or 77% of total revenues, while revenues from our enterprise call accounting software were $1.1 million, or 23% of total revenues.

Revenues from licenses were $0.7 million, or 16% of total revenues, while revenues from maintenance and additional services were $4.0 million, or 84% of total revenues.

Revenue Distribution for Full Year 2016

Revenues in the Americas represented 70.4%, revenues in Europe represented 18.5% and revenues in Israel represented 4.9% of our total revenues.

Revenues from our customer care and billing software totaled $14.6 million, or 81% of total revenues, compared with $16.6 million, or 79% of total revenues in 2015, while revenues from our enterprise call accounting software were $3.5 million, or 19% of total revenue, compared with $4.3 million or 21% of total revenues in 2015.

Revenues from licenses were $3.9 million, or 21.7% of total revenues, compared with $3.9 million, or 18.8% of total revenues in 2015, while revenues from maintenance and additional services were $14.2 million, or 78.3%, compared with $17.0 million or 81.2% of total revenues in 2015.

Follow-on Orders in Q4 2016

The MIND capability to deliver enhancements timely, in as short as a few weeks for small projects and a few months for larger projects, allows our customers to compete and adapt to changing market conditions. Similar to all other quarters, our customers strengthened their long-lasting relationships with us with multiple follow-on orders.

During the fourth quarter of 2016 MIND was awarded the first contract to upgrade a customer’s existing MIND solution to our new version of MINDBill, which will be released in Q2 2017. MIND’s latest version offers enhanced capabilities and a brand new Point-of-Sale module, with improved user experience. Similar to previous versions, this new solution supports prepaid and postpaid subscribers from a single platform, includes real-time monetization and subscriber management that enables service providers to support new business models, monetize next generation services, and create an omni-channel customer experience.

A second award is a two-year extension of a managed services agreement with an existing customer of nine years, confirming once again their belief in MIND’s capabilities to improve their competitiveness and to support their business goals.

Dividend Distribution

Since July 2003, when we first adopted a dividend policy, according to which we declare, subject to specific Board approval and applicable law, a dividend distribution once per year, we have distributed 13 annual dividends and one special dividend. We continue to believe that our annual dividends enhance shareholders value and we plan to continue with annual distributions.

Taking into consideration the longstanding positive cash flow, the current and foreseeable needs and the remaining cash after the distribution, our Board decided on a distribution based on available retained earnings and declared on February 23, 2017 a gross dividend of $6.16 million, or $0.32 per share. The record date for the dividend will be March 9, 2017 and the payment date will be March 23, 2017. Tax will be withheld at a rate of 25%.

Investing in R&D and Cloud Solutions

As carriers started to adopt cloud-based platforms, we increased our investment in extending our offering for SaaS and cloud-based solutions. Our products are already available for deployment on cloud as well as on premise and we aim towards a 'one click deployment' for cloud and virtualization technologies in order to increase operational efficiency. Our ongoing investment in maintaining a state-of-the-art technology, adding new modules and supporting new platforms is now more focused on cloud technologies and platforms.

About MIND

MIND CTI Ltd. is a leading provider of convergent end-to-end billing and customer care product based solutions for service providers as well as unified communications analytics and call accounting solutions for enterprises. MIND provides a complete range of billing applications for any business model (license, managed service or complete outsourced billing service) for Wireless, Wireline, Cable, IP Services and Quad-play carriers. A global company, with over twenty years of experience in providing solutions to carriers and enterprises, MIND operates from offices in the United States, Romania and Israel.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward-looking statements." These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company's filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:

Andrea Dray

MIND CTI Ltd.

Tel: +972-4-993-6666

investor@mindcti.com

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MIND C.T.I. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months		Year
	Ended December 31,		Ended December 31,
	2016	2015	2016
	U.S. dollars in thousands (except per share data)

Revenues	$4,680	$4,819	$18,052	$20,928
Cost of revenues	1,533	1,975	6,831	8,630
Gross profit	3,147	2,844	11,221	12,298
Research and development expenses	757	818	3,517	2,943
Selling and marketing expenses	259	279	1,105	1,173
General and administrative expenses	342	335	1,393	1,766
Operating income	1,789	1,412	5,206	6,416
Financial income (expenses) - net	(217)	(8)	166	(114)
Income before taxes on income	1,572	1,404	5,372	6,302
Taxes on income	695	325	1,169	1,284
Net income	$877	$1,079	$4,203	$5,018

Earnings per share:
Basic and Diluted	$0.05	$0.06	$0.22	$0.26

Weighted average number of shares used in computation of earnings per share - in thousands:
Basic	19,257	19,201	19,234	19,183
Diluted	19,413	19,274	19,307	19,283

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MIND C.T.I. LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2016	2015
	Audited	Audited
	U.S. dollars in thousands
A s s e t s

CURRENT ASSETS:
Cash and cash equivalents	$9,165	$11,475
Short-term bank deposits	5,033	1,498
Marketable securities	4,784	5,151
Accounts receivable, net:
Trade	1,098	2,243
Other	176	213
Prepaid expenses	319	232
Deferred cost of revenues	-	78
Inventories	5	9
Total current assets	20,580	20,899

INVESTMENTS AND OTHER NON CURRENT ASSETS:
Marketable securities - available-for-sale	832	1,441
Severance pay fund	1,565	1,623
Deferred income taxes	95	241
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization	498	591
GOODWILL	5,430	5,430
Total assets	$29,000	$30,225

Liabilities and shareholders’ equity

CURRENT LIABILITIES:
Accounts payable and accruals:
Trade	$51	$237
Other	1,233	2,264
Deferred revenues	4,079	3,664
Total current liabilities	5,363	6,165

LONG TERM LIABILITIES:
Deferred revenues	665	426
Employee rights upon retirement	1,687	1,786
Total liabilities	7,715	8,377

SHAREHOLDERS’ EQUITY:
Share capital	54	54
Additional paid-in capital	25,998	25,862
Accumulated other comprehensive loss	(867)	(1,072)
Accumulated deficit	(2,293)	(1,304)
Treasury shares	(1,607)	(1,692)
Total shareholders’ equity	21,285	21,848
Total liabilities and shareholders’ equity	$29,000	$30,225

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MIND C.T.I. LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months		Year
	Ended December 31,		Ended December 31,
	2016	2015	2016	2015
	U.S. dollars in thousands
Cash flows from operating activities:
Net income	$877	$1,079	$4,203	$5,018
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	45	27	161	173
Deferred income taxes, net	146	(46)	146	(46)
Accrued severance pay	(76)	11	(123)	105
Realized gain from marketable securities – available-for-sale	(44)	-	(44)	-
Foreign currency exchange rate loss from marketable securities – available-for-sale	128	-	128	-
Unrealized loss on marketable securities, net	48	13	23	98
Employees share-based compensation expenses	45	31	136	138
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	(439)	181	1,145	352
Other	480	(43)	37	21
Decrease (increase) in prepaid expenses and deferred cost of revenues	(51)	(23)	(9)	95
Decrease in inventories	4	1	4	1
Increase (decrease) in accounts payable and accruals:
Trade	(88)	124	(186)	99
Other	(89)	(180)	(1,031)	(42)
Increase (decrease) in deferred revenues	(134)	561	654	285
Net cash provided by operating activities	852	1,736	5,244	6,297

Cash flows from investing activities:
Purchase of property and equipment	(44)	(26)	(68)	(146)
Severance pay funds	61	21	82	(32)
Proceeds from sale of (Investment in) marketable securities	286	(129)	344	(210)
Investment in marketable securities – available-for-sale	(525)	-	(1,000)	-
Proceeds from sale of marketable securities – available-for-sale	1,171	-	1,730	-
Proceeds from (Investment in) short-term bank deposits	(1,507)	1,248	(3,535)	3,053
Net cash provided by (used in) investing activities	(558)	1,114	(2,447)	2,665
Cash flows from financing activities:
Employee stock options exercised and paid	25	17	85	171
Dividend paid	-	-	(5,192)	(5,758)
Net cash provided by (used in) financing activities	25	17	(5,107)	(5,587)

Increase (decrease) in cash and cash equivalents	319	2,867	(2,310)	3,375
Balance of cash and cash equivalents at beginning of period	8,846	8,608	11,475	8,100
Balance of cash and cash equivalents at end of period	$9,165	$11,475	$9,165	$11,475

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